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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of
                       the Securities Exchange Act of 1934
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                          PULASKI FURNITURE CORPORATION
                            (Name of Subject Company)

                          PULASKI FURNITURE CORPORATION
                        (Name of Person Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    745553107
                      (CUSIP Number of Class of Securities)

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                                 Harry H. Warner
                              Chairman of the Board
                          Pulaski Furniture Corporation
                                  P.O. Box 1371
                                1 Pulaski Square
                             Pulaski, Virginia 24301
                                 (540) 980-7330
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                          the person filing statement)

                                 With a copy to:

                          C. Porter Vaughan, III, Esq.
                                Hunton & Williams
                              951 East Byrd Street
                          Riverfront Plaza, East Tower
                          Richmond, Virginia 23219-4074
                                 (804) 788-8200

[X] Check the box if the filing relates solely to preliminary communications made before the announcement of a tender offer.*

*This Schedule 14d-9 relates to the offer by Pine Holdings, Inc. and Pine Acquisition Corp.

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

PULASKI FURNITURE CORPORATION AGREES TO MANAGEMENT ACQUISITION


         PULASKI, VIRGINIA - March 29, 2000 - Pulaski Furniture Corporation (NASDAQ: PLFC), a leading manufacturer and importer of medium-priced residential furniture, announced today that it has entered into an Agreement and Plan of Merger under which an investment group formed by Pulaski's President and Chief Executive Officer, John G. Wampler, and the Company's senior management team, with support from an affiliate of Quad-C Management, Inc., a Virginia based private equity fund, will acquire all of the outstanding common stock of the Company for a cash price of $22.50 per share. The total consideration for the transaction, including assumption of debt, is approximately $125 million. Under the agreement, which has been unanimously approved by the Company's Board of Directors, the group will commence a tender offer for the outstanding shares of the Company's common stock within seven business days. The group's obligation to purchase shares under the agreement will be subject to the group's receiving more than two-thirds of the outstanding shares of the Company's common stock in the tender offer, as well as other customary conditions. Upon consummation of the tender offer, the group would acquire any remaining outstanding shares in a merger at $22.50 per share in cash.

         The Board of Directors of the Company concluded that the agreement price, which represents a 34% premium over today's closing price, is in the best interests of the Company shareholders. Harry H. Warner, Chairman of the Board, said "In the Board's view, this transaction is an excellent way to bring significant value to our shareholders."

         Speaking for the acquiring group, Wampler said "a transaction led by management, and supported by a financial partner with the capital to fund future growth and expansion, is the best way to assure our employees and customers that Pulaski Furniture Corporation will continue to be an industry leader poised for the future and a solid corporate citizen in our communities."

         The transaction is subject to typical regulatory approvals and is expected to close in the second quarter of 2000. The management group's financial advisor is Mann, Armistead & Epperson, Ltd. The Company's financial advisor is BB&T Capital Markets, a division of Scott & Stringfellow.

         This release contains certain forward-looking statements relating to the consummation of future transactions. The consummation of these transactions is subject to a number of significant conditions.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, THE ACQUIRING ENTITY WILL FILE A TENDER OFFER STATEMENT AND THE COMPANY WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF THE COMPANY, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.